Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

April 29, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
14.85% per annum Contingent Coupon Autocallable Yield Notes due April 28, 2017	April 22, 2016	F223
17.15% per annum (approximately 8.575% for the term of the securities) Coupon Autocallable Yield Notes due October 31, 2016	April 27, 2016	F224
Digital Buffered Notes due October 31, 2017	April 26, 2016	K646
Digital Buffered Notes due April 30, 2018	April 22, 2016	K650
Digital Buffered Notes due April 30, 2020	April 27, 2016	K651
Digital Buffered Notes due October 30, 2019	April 27, 2016	K652
Capped Trigger GEARS	April 26, 2016	T736
Trigger GEARS	April 26, 2016	T737
Trigger GEARS	April 26, 2016	T738
Trigger GEARS	April 26, 2016	T739
Trigger Step Securities	April 26, 2016	T740
Absolute Return Barrier Securities due April 29, 2021	April 26, 2016	T743
Accelerated Barrier Notes due April 29, 2021	April 26, 2016	T744
Autocallable Securities due April 30, 2018	April 26, 2016	T745
Digital Plus Barrier Notes due April 29, 2021	April 26, 2016	T746
Digital Barrier Notes due October 30, 2017	April 22, 2016	T747
Autocallable Securities due April 29, 2020	April 22, 2016	T748
Digital Plus Barrier Notes due April 29, 2022	April 22, 2016	T752
Capped Trigger GEARS	April 27, 2016	T759
7.00% per annum Contingent Coupon Autocallable Yield Notes due April 29, 2021	April 26, 2016	U1531
8.00% per annum Contingent Coupon Callable Yield Notes due April 29, 2019	April 22, 2016	U1533
Fixed to Floating Rate Securities due 2031	April 26, 2016	U1538
1.5 Year 5.50% per annum Callable Yield Notes due October 30, 2017	April 22, 2016	U1539
8.00% per annum Contingent Coupon Callable Yield Notes due April 29, 2019	April 26, 2016	U1540
3 Year 9.00% per annum Autocallable Yield Notes due April 29, 2019	April 26, 2016	U1541
7.80% 7.5 Year Callable Daily Range Accrual Securities due October 30, 2023	April 26, 2016	U1551
7.25% per annum Contingent Coupon Autocallable Yield Notes due April 29, 2020	April 26, 2016	U1560
Trigger Autocallable Contingent Yield Notes	April 27, 2016	U1571
Trigger Autocallable Contingent Yield Notes	April 27, 2016	U1575
Trigger Autocallable Contingent Yield Notes	April 27, 2016	U1577ABC